EXHIBIT 12

COMPUTATION OF RATIOS

(UNAUDITED)

Our consolidated ratios of earnings to fixed charges for each of the fiscal years ended December 31, 2012, 2011, 2010, 2009 and 2008 are as follows:

	Year Ended December 31,
	2012	2011	2010	2009	2008

Earnings:
Pretax income from continuing operations	$50,105	$54,789	$46,335	$81,702	$65,099
Fixed charges	45,901	44,147	46,973	45,811	57,437
Capitalized interest	-	-	(1,269)	(3,452)	(10,584)
Total earnings - Numerator	$96,006	$98,936	$92,039	$124,061	$111,952

Fixed charges:
Interest and debt expense	$45,652	$43,898	$45,455	$42,110	$46,604
1/3 of rent expense - interest factor	249	249	249	249	249
Capitalized interest	-	-	1,269	3,452	10,584
Total fixed charges - Denominator	$45,901	$44,147	$46,973	$45,811	$57,437

Ratio of earnings to fixed charges	2.09	2.24	1.96	2.71	1.95

Earnings equals (i) income from continuing operations before income taxes, plus (ii) fixed charges, minus (iii) capitalized interest.  Fixed charges equals (i) interest and debt expense, plus (ii) the portion of operating lease rental expense that is representative of the interest factor, which is one-third of operating lease rentals and (iii) capitalized interest.